Exhibit 99.2

AMENDMENT NO. 2 TO EXPENSE REIMBURSEMENT WAIVER AGREEMENT

This AMENDMENT NO. 2, dated as of April 17, 2018 (“Amendment No. 2”), to the Expense Reimbursement Waiver Agreement (as amended, the “Agreement”), dated as of February 27, 2018, by and between Rosetta Genomics Ltd., an Israeli corporation with a principal place of business at 10 Plaut Street, Science Park, Rehovot 76706, Israel (the “Company”) and Genoptix, Inc., a Delaware corporation with a principal place of business at 2131 Faraday Avenue, Carlsbad, California 92008 (“Parent”), is entered into by and between the Company and Parent. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meanings set forth in the Agreement.

RECITALS

WHEREAS, the parties to the Agreement entered into Amendment No. 1 to Expense Reimbursement Waiver Agreement (“Amendment No. 1”) on March 11, 2018;

WHEREAS, the Amendment No. 1 provides that contingent upon the consummation of the New Merger on or prior to May 21, 2018 (the “Outside Date”), all of the obligations of the Company to pay Parent the Expense Reimbursement shall be satisfied in full and discharged and Parent will have no further rights to receive such Expense Reimbursement;

WHEREAS, the Agreement provides that in the event that the New Merger is not consummated on or prior to the Outside Date, the Company shall pay Parent the Expense Reimbursement in an amount equal to $750,000;

WHEREAS, pursuant to the Agreement and Plan of Merger, pursuant to which Parent will acquire the Company through the consummation of the New Merger (the “Merger Agreement”), the Company will convene a special meeting of its shareholders on April 17, 2018 (the “Company Shareholder Meeting”), for the purpose of obtaining the required shareholder approvals in connection with the New Merger (the “Company Shareholder Approval”);

WHEREAS, the Company has requested the ability to adjourn the Company Shareholder Meeting, and concurrently with the execution of this Amendment No. 2, Parent has agreed that the Company may adjourn the Company Shareholders Meeting from April 17, 2018 to April 26, 2018, for the sole purpose of soliciting additional votes to obtain the Company Shareholder Approval;

WHEREAS, pursuant to Section 4 of the Agreement, the Agreement may be amended or supplemented only by a signed written agreement of the Company and Parent; and

WHEREAS, the Company and Parent desire to enter into this Amendment No. 2 to amend the Agreement to change the Outside Date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and subject to the terms and conditions hereof, the parties hereto, intending legally to be bound, agree as follows:

AGREEMENT

1.       Section 1 of the Agreement is hereby amended and restated to read in its entirety as follows:

“Notwithstanding any provision of the Previous Merger Agreement to the contrary, Parent acknowledges and agrees that, contingent upon the consummation of the New Merger on or prior to June 6, 2018, all of the obligations of the Company to pay to Parent the Expense Reimbursement shall be satisfied in full and discharged and Parent will have no further rights to receive such Expense Reimbursement.”

2.       Section 2 of the Agreement is hereby amended and restated to read in its entirety as follows:

“Notwithstanding anything in this Agreement to the contrary, in the event that the New Merger is not consummated on or prior to June 6, 2018 or the New Merger Agreement is terminated in accordance with Article 6 of the New Merger Agreement, the Company shall pay to Parent, no later than the earlier of (a) June 8, 2018 and (b) the second (2nd) Business Day following the termination of the New Merger Agreement, the Expense Reimbursement in an amount equal to $750,000 either by (x) wire transfer of immediately available funds to the account referenced on Attachment 1 hereto or (y) delivery of the fully executed secured Reimbursement Promissory Note attached hereto as Attachment 2.”

3.       Governing Law. THIS AMENDMENT NO. 2 SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

4.       Counterparts. This Amendment No. 2 may be executed simultaneously in two or more counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.       Entire Agreement. This Amendment No. 2 and the Agreement, including the exhibits and annexes to the Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto and thereto with respect to the subject matter of this Amendment No. 2 and the Agreement. Except as expressly set forth in this Amendment No. 2, the Agreement remains unchanged and, as modified hereby, the Agreement shall remain in full force and effect.

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2

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 2 as of the day and year first above written.

GENOPTIX, INC. By: /s/ Mark E. Spring Name: Mark E. Spring Title: Chief Financial Officer, Secretary and Treasurer

ROSETTA GENOMICS LTD. By: /s/ Ron Kalfus Name: Ron Kalfus Title: Chief Financial Officer

[Signature page to Amendment No. 2 to Expense Reimbursement Waiver Agreement]